BNP Paribas Prime Brokerage, Inc.
(SEC I.D. No. 8-40490)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchanges Act of 1934 and Regulation 1.10(a) under the Commodity Exchange Act as a Public Document.



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of BNP Paribas Prime Brokerage, Inc.,

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of BNP Paribas Prime Brokerage, Inc. as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial condition of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 21, 2018

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2017
(in thousands, except for share amounts)

Assets

Cash and cash equivalents	$	123,331
Cash and securities segregated under federal and other regulations		
(cash of $41,505 and securities with a fair value of $699,473)		740,978
Securities borrowed		6,915,648
Receivable from brokers, dealers and clearing organizations		5,172,617
Receivable from customers		610,812
Securities received as collateral		99,081
Securities owned, at fair value		77,569
Other assets (includes $485 at fair value)		109,452
Total Assets	$	13,849,488

Liabilities and Stockholder's Equity

Liabilities

Short-term borrowings	$	112,454
Payable to customers		5,647,106
Securities loaned		3,956,781
Payable to brokers, dealers and clearing organizations		1,331,013
Securities sold under agreements to repurchase		1,078,800
Obligation to return securities received as collateral		99,081
Accrued expenses and other liabilities		88,479
Total Liabilities		12,313,714
Liabilities subordinated to the claims of general creditors		1,016,000

Stockholder's Equity

Common stock, $1 stated value - 100 shares authorized, 50 shares		
issued and outstanding		-
Additional paid-in capital		479,070
Retained earnings		40,704
Total Stockholder's Equity		519,774
Total Liabilities and Stockholder's Equity	$	13,849,488

The accompanying notes are an integral part of these financial statements.

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

1. **Organization and Nature of Business**

    BNP Paribas Prime Brokerage, Inc. (the "Company" or "PBI") is a wholly owned subsidiary of BNP Paribas US Wholesale Holdings Corp. ("WHC"), the ultimate parent of which is BNP PARIBAS ("BNPP").

    The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. PBI is also registered as a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. In addition, the Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Chicago Mercantile Exchange ("CME"), the New York Stock Exchange ("NYSE"), the New York Mercantile Exchange ("NYMEX"), the National Futures Association ("NFA") and the ICE Futures US & ICE Futures Europe ("ICE") and various other commodity exchanges.

    The Company provides prime brokerage and FCM services. Prime brokerage services include secured financing, securities settlement, custody, capital introduction, and securities lending to hedge funds, investment companies, affiliates and others. FCM services include commodity clearing and execution services to various institutional customers, including affiliates.

2. **Significant Accounting Policies**

    Basis of Presentation and Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2017. Significant estimates include the anticipated recovery of a deferred tax asset. Actual results could differ materially from such estimates included in the financial statements.

    Cash and Cash Equivalents
    Cash and cash equivalents include highly liquid investments not held for resale with original maturities of three months or less. The Company has all cash on deposit with major money center banks. Cash and cash equivalents are carried at cost, which approximates fair value.

    Cash and Securities Segregated Under Federal and Other Regulations
    The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and qualified securities to satisfy rules regarding the protection of customer assets.

    Securities and Commodities Transactions
    Securities transactions are recorded on the trade date. Securities owned are recorded at fair value in accordance with the Accounting Standards Codification ("ASC") 820-10 "Fair Value Measurements." Customers' securities transactions are reported on the settlement date. Commodity commissions are recorded on a half-turn basis. Customers' commodity transactions are reported on the trade date.

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

4

Repurchase Agreements

Securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted price amounts plus accrued interest. The Company monitors the fair value of repo collateral on a daily basis with additional collateral obtained or returned, as necessary.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received, respectively. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or returned, as necessary. Interest receivable or payable on such transactions is accrued and included in the Statement of Financial Condition in Other assets or Accrued expenses and other liabilities, respectively.

Short-Term Borrowings

The Company obtains short-term financing on an overnight and term basis under one year by borrowing from an affiliate using an unsecured loan facility. The principal and accrued interest payable associated with these borrowings is recorded in the Statement of Financial Condition.

Exchange Memberships

Exchange memberships that are required by the Company to conduct its clearance and execution activities are recorded at cost, less any adjustments for permanent impairments and are included in Other assets in the Statement of Financial Condition.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral

The Company additionally receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Statement of Financial Condition.

Foreign Currencies

The Company's functional base currency is U.S. dollar. At December 31, 2017, the Company has assets and liabilities balances denominated in foreign currencies which are translated at closing exchange rates at December 31, 2017.

Securities Received from Customers and Affiliates

Securities received from customers and affiliates in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Receivables and Payables with Customers

Customer receivables and payables represent amounts due from/to customers, primarily related to margin balances, unsettled commodities activity and cash deposits, and are reported net by

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

5

customer. The Company does not include in the Statement of Financial Condition the securities owned by customers or the securities sold short by customers.

Receivables and Payables with Brokers, Dealers and Clearing Organizations

Receivables and payables with brokers, dealers and clearing organizations represent amounts due from/to brokers, dealers, exchanges, clearing organizations, clearing brokers, non-customers, and margin deposits. These balances are reported net by counterparty when the right of offset exists.

Property, Equipment and Leasehold Improvements

Property and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from 3 to 10 years. Acquired software costs are amortized based on straight-line amortization over the estimated economic life, generally 3 to 5 years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. Property, equipment and leasehold equipment are recorded in Other assets in the Statement of Financial Condition.

Income Taxes

The Company's tax is included in a consolidated tax group and computed using a modified benefit for loss methodology. Under this methodology, the Company records an income tax provision equal to the total current and deferred tax provision / benefit, but (i) taking into account implications of certain unitary/combined state tax group, and (ii) considering whether the tax attributes of the Company are realizable by the consolidated or combined/unitary group even if the Company would not otherwise have realized such attributes on a stand-alone basis (see note 9). The accounting method is generally consistent with the market practice.

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities. Valuation allowances are established, if applicable, to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's net tax assets or liabilities are presented as a component of either Other assets or Accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

Uncertain tax positions are evaluated using a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

Accrued interest and penalties are included in Accrued expenses and other liabilities in the Statement of Financial Condition.

On December 22, 2017, the President signed into law tax reform legislation effective for tax years ending after December 31, 2017 ("the Act"). The Act replaces the prior corporate tax rate structure with a flat 21% rate, effective in 2018. There were many other future impacts of the tax reform such as the repeal of the corporate alternative minimum tax rate, tax loss carryback and carryforward limitations, etc. However, the only impact reflected in the 2017 financial statements is the revaluation of the deferred tax asset based on the reduced federal corporate tax rate. (See note 9.)

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

6

The Securities and Exchange Commission Staff Accounting Bulletin 118 (SAB 118) expresses views of the staff regarding application of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes ("ASC Topic 740"), in the reporting period that includes December 22, 2017 — the date on which the Tax Cuts and Jobs Act was signed into law. The Company has considered and calculated the provisional impacts of the Tax Cuts and Jobs Act. However, the provisional impacts may be refined over the prescribed measurement period.

Fair Value Measurement – Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company utilizes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

ASC 820 *"Fair Value Measurements"* established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for model level 1 valuations which all significant inputs are observable, either directly or indirectly. Observable inputs other than quoted prices for the asset or liability (e.g. interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company uses market quotes for pricing its securities owned and securities segregated under federal and other regulations.

Recent Accounting Developments
In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09, as amended by ASU 2016-08, "Principal versus Agent Considerations", ASU 2016-10, "Identifying Performance Obligations and Licensing", ASU 2016-12, "Narrow-Scope Improvements and Practical Expedients", ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

7

Customers", ASU 2017-13, "Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842)", and ASU 2017-14, "Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606)". ASU 2014-09, as amended, provides a single comprehensive model for entities to use in recognizing revenues related to the transfer of goods and services promised to customers in contracts. The standards also provide new guidance on the accounting for certain contract costs and revises the criteria used to determine when the Company is acting as a principal or an agent in certain transactions. The Company will adopt ASU 2014-09, as amended, on January 1, 2018 using the modified retrospective transition method. The Company does not anticipate a material impact to its total revenue. The Company has performed a comprehensive assessment of the impact of the new standards and has concluded that the overall impact of the changes to be immaterial.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, "Financial Instruments-Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). ASU 2016-01 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2016-01 and does not anticipate any material impact on its financial statements from adopting this standard.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), which addresses eight specific cash flow issues with the objective of reducing the existing diversity in the presentation and classification of changes in restricted cash on the Statement of Cash Flows (Topic 230). ASU 2016-15 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The amendment requires the use of the retrospective transaction approach for adoption. The Company is currently evaluating the potential impact of ASU 2016-15 on the financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash" ("ASU 2016-18"), which addresses diversity in practice that exists in the classification and presentation of changes in restricted cash on the Statement of Cash Flows under Topic 230, Statement of Cash Flows, and other Topics. ASU 2016-18 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2016-18 on the financial statements.

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815)" ("ASU 2017-12") to enable entities to better portray their risk management activities in the financial statements. The amendments expand an entity's ability to hedge nonfinancial and financial risk components and reduce complexity in fair value hedges of interest rate risk. ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. It also eases certain documentation and assessment

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

8

requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. ASU 2017-12 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2017-12 and does not anticipate any material impact on its financial statements from adopting this standard.

In February 2018, the FASB issued ASU 2018-02, "Income Statement-Reporting Comprehensive Income (Topic 220)-Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income" ("ASU 2018-02"). ASU 2018-02 permits, but does not require, companies to reclassify stranded tax effects caused by 2017 tax reform from accumulated other comprehensive income to retained earnings. Additionally, it requires new disclosures by all companies, whether they opt to do the reclassification or not. ASU 2018-02 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2018-02 and does not anticipate any material impact on its financial statements from adopting this standard.

3.   **Securities Financing**

The Company enters into repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's affiliate's inventory positions. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to liquidate and setoff collateral against the amount owed by the counterparty. The Company's policy is generally to take possession of securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation), although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

As of December 31, 2017, the liabilities for Securities sold under agreements to repurchase and Securities loaned disaggregated by class of collateral pledged and by remaining contractual maturity of the agreements.

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

	Securities loaned	Securities sold under agreements to repurchase	Total
Equities	$ 3,548,393	$ 229,363	$ 3,777,756
Corporate debt instruments	323,132	846,926	1,170,058
U.S. Government securities	85,256	2,511	87,767
	$ 3,956,781	$ 1,078,800	$ 5,035,581

	Overnight and Open	Up to 30 days	31-90 days	Greater than 90 days	Total
Securities loaned	$ 3,513,326	$ 676	$ 442,779	$ -	$ 3,956,781
Securities sold under agreements to repurchase	350,057	-	728,743	-	1,078,800
	$ 3,863,383	$ 676	$ 1,171,522	$ -	$ 5,035,581

As of December 31, 2017, the effect of netting arrangements of financial position for assets and liabilities related to Securities borrowed, Securities loaned, and Securities sold under agreements to repurchase consist of:

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts Recognized	Gross Amounts offset in the Statements of Financial Condition	Net Amounts Presented in the Statements of Financial Condition	Available Collateral *	Counterparty Netting	Net Amount
Assets						
Securities Borrowed	$ 6,915,648	$ -	$ 6,915,648	$ 6,709,418	$ 30,328	$ 175,902
Liabilities						
Securities Loaned	$ 3,956,781	$ -	$ 3,956,781	$ 3,825,885	$ 30,328	$ 100,568
Securities sold under agreements to repurchase	$ 1,078,800	$ -	$ 1,078,800	$ 1,078,800	$ -	$ -

* Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any overcollateralization.

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

10

4. **Securities Owned, at Fair Value**

Securities owned at December 31, 2017, consist of:

	Securities Owned
U.S. Government securities	$ 74,822
Other securities	2,747
	$ 77,569

U.S. Government securities are pledged to commodity exchanges to satisfy margin requirements.

5. **Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2017, consist of:

	Receivable	Payable
Receivable/Payable from/to non-customers	$ 2,973,755	$ 1,290,234
Receivable/Payable from/to exchange & clearing organizations	2,049,135	31,298
Receivable from clearing brokers	131,771	-
Receivable/Payable from/to brokers & dealers	17,956	9,481
	$ 5,172,617	$ 1,331,013

6. **Liabilities Subordinated to the Claims of General Creditors**

The Company has subordinated loan agreements outstanding totaling $1,016,000 at December 31, 2017, which consist of:

Rollover Date	Affiliated Lender	Rate	Amount
June 30, 2018	WHC	3M LIBOR + 170 Basis Points	$ 750,000
January 31, 2018	WHC	BNPP Internal Borrowing Rate	230,000
September 30, 2018	WHC	3M LIBOR + 60 Basis Points	20,000
September 30, 2018	WHC	3M LIBOR + 60 Basis Points	16,000
			$ 1,016,000

All agreements covering the subordinated loans have been approved by the FINRA and CME, and are therefore available in computing net capital pursuant to the Uniform Net Capital Rule

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

11

("Rule 15c3-1") under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act ("the Act"). The loans allow for prepayment of all or any part of the obligation at the option of the Company, and upon receipt of prior written approval of the FINRA and CME. To the extent that the loans are required for the Company's continued compliance with net capital requirements, they may not be repaid.

The subordinated loan agreements have both maturity dates and automatic extensions. The FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. On July 12, 2017, the Company made a payment of $250,000 on its subordinated borrowing from WHC.

7.   **Deferred Compensation**

BNPP sponsors numerous deferred compensation plans. Employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP will receive a portion of such excess amount in units according to the specific award provisions of each plan.

In 2013, BNPP established three new plans: (a) DCS 2014 Plan; (b) DCS Plus 2014; and (c) KCDP CIB 2014 Plan. All three plans are liability awards with grant dates in February 2014. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2014 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2014 Plan and DCS Plus 2014 Plan are March of 2015, 2016 and 2017 for cash deferred portions and September of 2015, 2016 and 2017 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2014 Plan are June of 2015, 2016 and 2017 for both cash deferred and cash-indexed deferred portions. As of December 31, 2017, the plans are fully vested.

In 2014, BNPP established three new plans: (a) DCS 2015 Plan; (b) DCS Plus 2015; and (c) KCDP CIB 2015 Plan. All three plans are liability awards with grant dates in February 2015. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2015 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2015 Plan and DCS Plus 2015 Plan are March of 2016, 2017 and 2018 for cash deferred portions and September of 2016, 2017 and 2018 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2015 Plan are June of 2016, 2017 and 2018 for both cash deferred and cash-indexed deferred portions. As of December 31, 2017, the plans are fully vested.

In 2015, BNPP established three new plans: (a) DCS 2016 Plan; (b) DCS Plus 2016; and (c) KCDP CIB 2016 Plan. All three plans are liability awards with grant dates in February 2016. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2016 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2016 Plan and DCS Plus 2016 Plan are March of 2017, 2018 and 2019 for cash deferred portions and September of 2017, 2018 and 2019 for cash-indexed deferred. The

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

12

vesting and payment periods for KCDP CIB 2016 Plan are June of 2017, 2018 and 2019 for both cash deferred and cash-indexed deferred portions.

As of December 31, 2017, the Company has $2,354 of deferred compensation expenses related to non-vested periods.

In 2016, BNPP established three new plans: (a) DCS 2017 Plan; (b) DCS Plus 2017; and (c) KCDP CIB 2017 Plan. All three plans are liability awards with grant dates in February 2017. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2017 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2017 Plan and DCS Plus 2017 Plan are March of 2018, 2019 and 2020 for cash deferred portions and September of 2018, 2019 and 2020 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2017 Plan are June of 2018, 2019 and 2020 for both cash deferred and cash-indexed deferred portions.

As of December 31, 2017, the Company has $3,552 of deferred compensation expenses related to non-vested periods.

In 2017, the Company recognized $6,942 as cash bonus while the 2017 deferred plans have not yet been approved.

In addition, BNPP allows certain employees to defer up to 100% of their bonus through a voluntary deferred compensation plan. The assets of the Plan are owned by BNPP and recorded as an asset with an offsetting liability to the individual employees. At December 31, 2017, the Company has no net expense related to this plan.

8. **Employee Benefit Plans**

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which PBI participates. The plans include a funded noncontributory defined benefit plan - BNPP Pension Plan, supplemental executive retirement plans and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors.

On July 26, 2011, the BNPP Pension/401(k) Committee voted to freeze the defined benefit pension plan for individuals hired before December 31, 2000. Participants will no longer accrue benefits for service after December 31, 2011. Effective January 1, 2012, these participants were enrolled under a defined contribution 401(k) plan.

9. **Income Taxes**

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of multiple combined group tax return filings for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses ("NOL's") are allocated based on a formal tax sharing agreement between the Company and WHC. All current balances will be settled by Company with WHC.

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

13

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the applicable federal tax consolidation rules governing the tax sharing agreement. It outlines the allocation amongst the members of the consolidated federal tax liabilities (where there is consolidated taxable income for an income year).

The effect of the new tax reform legislation, the Act referred to in note 2, during 2017 was a $15,043 reduction of the Company's deferred tax asset which is reflected in Federal Deferred tax expense above.

The Company's tax is included in a consolidated tax group and computed using a modified benefit for loss methodology. Under this methodology, the Company records an income tax provision equal to the total current and deferred tax provision / benefit, but (i) taking into account implications of certain unitary/combined state tax group, and (ii) considering whether the tax attributes of the Company are realizable by the consolidated or combined/unitary group even if the Company would not otherwise have realized such attributes on a stand-alone basis. The accounting method is generally consistent with the market practice.

The difference between the Company's federal statutory and effective tax rates is due to permanent book vs tax differences such as the dividend factoring basis disallowance, non-deductible meals and entertainment, state and local taxes, as well as deferred tax asset rate re-measurement due to tax reform.

The resulting tax payable or benefit receivable of the Company is periodically settled with WHC. At December 31, 2017, the Company's current tax payable to WHC of $7,324 is included in Accrued expenses and other liabilities in the Statement of Financial Condition. The Company received net tax benefit payment of $12,724 from WHC during 2017.

At December 31, 2017, the Company's net deferred tax asset of $27,372 is comprised of $28,491 of deferred tax assets and ($32) of deferred tax liabilities; however this net asset is offset by a valuation allowance of ($1,087). The net deferred tax asset, before its valuation allowance, is due to differences between tax basis of assets and liabilities and their respective financial-reporting amounts ("temporary differences") arising primarily from differences in the timing of the recognition of expenses for deferred compensation and cash bonuses, depreciation of property, equipment and leasehold improvements, transfer pricing, amortization of goodwill and non-deductible reserves against investments. The Valuation Allowance increased by $112 from the balance of $975 at December 31, 2016. The net deferred tax asset as of December 31, 2017 is included in Other assets in the Statement of Financial Condition.

The Company has recorded a valuation allowance of $1,087 against the New York City ("NYC") deferred tax asset, as management believes that it is more likely than not that the benefit related to the deferred tax asset will not be realized in the future in this particular tax jurisdiction. It is expected that the Company will be liable for NYC tax on an income tax basis.

As of December 31, 2017, the Company has recorded accrued interest relating to unrecognized tax benefits of $0 in the Statement of Financial Condition. During 2017, the Company closed its NYS and NYC tax audits for the 2010-2014 tax years.

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

14

Members of the U.S. consolidated group that generate a current NOL contribute such loss against the U.S. consolidated group's income tax liability to the extent members of the U.S. consolidated group contributed taxable income. The loss member will be due an amount equal to the loss that has been utilized to offset taxable income in accordance with the terms of the tax sharing agreement. The settlement of the tax accounts between the Company and WHC are in line with the terms of the tax sharing agreement.

As of December 31, 2017, the Company's open tax years potentially subject to examination by the Internal Revenue Service are 2014 through 2017, and by New York State ("NYS") and NYC are 2015 through 2017.

As of December 31, 2017, Management has evaluated the Company's tax positions and determined that there are no remaining uncertain tax positions required to be recognized by Company. The Company does not expect the unrecognized tax benefit to change significantly during the next twelve months.

10. **Transactions with Related Parties**

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements and operational support.

At December 31, 2017, the Company has an unsecured line of credit with BNPP. Borrowings under this line of credit bear a rate of the London Interbank Offered Rate ("LIBOR"), plus a nominal interest rate. The maximum borrowing under these arrangements is $4,550,000. At the discretion of the lender, the borrowings can be increased up to $12,000,000. The total amount borrowed at December 31, 2017 was $47,454 and is included in Short-term borrowings.

At December 31, 2017, the Company has a revolving loan facility of $100,000 with BNP Paribas CC Inc. The total amount drawn at December 31, 2017 was $65,000 and is included in Short-term borrowings. At December 31, 2017, assets and liabilities with related parties consist of:

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

·15

Assets

Cash and cash equivalents	$	12,132
Cash and securities segregated under federal and other regulations		21,897
Receivable from brokers, dealers and clearing organizations		3,151,452
Securities borrowed		1,357,885
Securities received as collateral		35,363
Receivable from customers		233
Other assets		58,852
Total Assets	$	4,637,814

Liabilities and Stockholder's Equity

Liabilities

Short-term borrowings	$	112,454
Securities loaned		1,905,391
Payable to brokers, dealers and clearing organizations		1,290,181
Payable to customers		1,136,494
Obligation to return securities received as collateral		35,363
Accrued expenses and other liabilities		33,838
Total Liabilities	$	4,513,720
Liabilities subordinated to the claims of general creditors	$	1,016,000

The Company has paid a dividend in the amount of $3,786 to WHC.

The Company is a party to numerous transfer pricing agreements and service level agreements with its affiliates. Due to the nature of these agreements, the Company could experience a significant impact on its financial statements. The Company follows a cost plus methodology through a Service Level Agreement ("SLA") with an Irish affiliate, BNP Paribas Prime Brokerage International Limited ("PBIL"), as a result of the transfer of US activities conducted by the Company in an agency capacity for PBIL. PBIL is viewed as a permanent establishment ("PE") in the US, as a result of the Company's agency activities. The Company is receiving a fee-based compensation at cost plus a mark-up through the SLA with PBIL. The US PE SLA approach is also for agency activities conducted for other BNPP affiliates outside the US, where the Company is receiving a fee-based compensation on a cost plus a mark-up basis. The Company continues to be a party to transfer pricing agreements associated with its principal activities.

At December 31, 2017, SLA receivable from PBIL and other affiliates of $7,685 is included in Other assets in the Statement of Financial Condition.

The Company continues to be a party to transfer pricing agreements associated with its principal activities. At December 31, 2017, the Company has transfer pricing fee receivable from BNPP of $14,228 which is included in Other assets in the Statement of Financial Condition.

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

16

The Company has a parental guarantee arrangement covering all obligation of the entity. The outstanding blanket guarantee fee payable of $25 as of December 31, 2017 is included in Accrued expense and other liabilities in the Statement of Financial Condition.

The Company's supplemental agreement includes not just transfer price true ups but other expense accrual true ups including bonus and allocated cost expenses. All fees were prepaid to WHC as of June 30, 2017 and fully amortized as of December 31, 2017.

BNPP and its affiliates charge the Company under various cost sharing agreements for overhead expenses and for the costs of providing operations and information technology support. As such, the Company has entered into an Agency & Common Paymaster agreement with WHC, whereby WHC is the paying agent for the Company's operating expenses, and the Company will reimburse WHC for such expenses paid. The Company had a payable of $24,902 to WHC and other affiliates for cost and revenue sharing agreements and other general expenses, which is included in Accrued expenses and other liabilities.

BNP Paribas Arbitrage SNC, acting through its US Branch ("BNPPA-US"), provides services on behalf of the Company to facilitate the Exchange Traded Fund financing business between BNPPA-US, PBIL, BNP Paribas New York Branch ("NYB") and the Company. Revenues earned by the Company are shared with BNPPA-US in the amount equal to fifty percent of the net revenue generated by the Company. At December 31, 2017, the Company accrued $7,387 shared revenue payable to BNPPA-US and is included in Accrued expenses and other liabilities. The Company settles with BNPPA-US on a periodic basis.

The Company settles transfer pricing fees, clearing related fees and revenue and cost sharing fees with affiliates on a periodic basis.

11.   **Pledged Assets, Commitments and Contingencies**

At December 31, 2017, the Company had securities with a fair value of approximately $14,482,791, of which $9,716,453 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under customer short sales.

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2017, the Company has cash deposits of $779,255 and securities of $700,892 to satisfy such requirements. The Company has pledged $1,185,246 of securities as collateral under tri-party agreements, which can be resold or pledged by the counterparty but not by the agent holding the security.

NYB funds the Company using a combination of cash and money market to cover the Options Clearing Corporation ("OCC") requirement for option positions. At December 31, 2017, the Company has cash deposits of $10,000 and securities of $49,019 to satisfy such requirements.

The Company has one outstanding letter of credit issued by a third–party bank in the amount of $30,000, which is posted at a clearing organization to satisfy various collateral requirements. The

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

17

Company is contingently liable for this letter of credit which is used in lieu of depositing cash or securities. As of December 31, 2017, the Company had not drawn upon the letter of credit.

Certain customers have credit facility agreements for collateralized borrowings with the Company in accordance with internal margin guidelines. As of December 31, 2017, the Company had commitments of $629,702 related to credit facilities of which $139,375 were not drawn.

The Company is a member of several exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

The Company, in the normal course of business, has been named as defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be. Based upon its current knowledge after consultation with counsel, the outcome of legal actions, proceedings and investigations currently pending against the Company should not have a material adverse effect on the Company's financial statements.

12. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined.

As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital, as defined, equal to the greater of 8% of the total customer risk margin requirements plus 8% of the total non-customer risk margin requirements required to be segregated pursuant to the Commodity Exchange Act.

At December 31, 2017, the 8% of the total risk margin requirements produced the greater net capital requirement. The Company had net capital of $1,361,663, which was $1,202,513 in excess of its required net capital.

13. **Cash Deposited and Securities Segregated under Federal and Other Regulations**

As a registered broker-dealer, the Company is subject to the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. Rule 15c3-3 requires the deposit of cash, cash equivalents and/or qualified securities, as defined, in a special reserve account for the

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

18

exclusive benefit of customers. As of December 31, 2017, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $529,382 in this account. The Company had segregated cash in a money market demand account with a value of $1,212 as of December 31, 2017. In addition, the Company had qualified securities with a market value of $519,204 in a special reserve account for the exclusive benefit of customers as of December 31, 2017. The Company made a deposit of $380,000 of qualified securities on January 3, 2018.

As of December 31, 2017, the Company made a computation related to the reserve requirement for Proprietary Accounts of Brokers ("PAB"). As of December 31, 2017, the Company made a computation related to PAB Rule 15c3-3 and was required to maintain a balance of $321 in this account. The Company had segregated cash in a money market demand account with a value of $3,642 as of December 31, 2017. In addition, the Company had qualified securities with a market value of $64,254 in a special reserve account for the exclusive benefit of PAB Brokers as of December 31, 2017.

The Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act ("CEA"), which requires a FCM to segregate, secure or sequester money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. As of December 31, 2017, the Company made a segregation computation related to Section 4d(2) and was required to maintain a balance of $1,733,402 in this account. The total amount segregated was $1,920,291, which consisted of segregated cash of $10,481, deposits at clearing organizations of $1,156,820 and funds and property related to customers' regulated commodity balances with a fair value of $752,990. These assets have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2017, the Company made a secured amount computation related to Regulation 30.7 and was required to maintain a balance of $50,282 in this account. The total amount segregated was $59,936, which consisted of secured cash of $22,171, deposits at carrying brokers of $109,805, and funds and property related to customers' regulated commodity balances with a fair value of ($72,040). Both amounts have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2017, the Company made a customer cleared swaps computation under the CEA and was required to maintain a balance of $5,661 in this account. The total amount segregated was $15,413 which consisted of cash of $4,000 and funds and property related to customers' cleared swaps balances with a fair value of $11,413 have been sequestered under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades.

14.   Credit Risk and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company settles securities and commodity activities with customers, non-customers, brokers and dealers, commodity exchanges and affiliates. These securities transactions are on a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

19

case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities and commodity activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to these activities can be directly impacted by volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its customers and non-customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' and non-customers' accounts. In connection with these activities, the Company executes and clears customer and non-customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer and non-customer activities by requiring counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily and pursuant to such guidelines, require the counterparties to deposit additional collateral or to reduce positions when necessary.

15.   **Fair Value Disclosures**

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and securities deposited with clearing organizations or segregated under federal and other regulations, securities borrowed, receivables from customers, brokers, dealers, and clearing organizations, securities owned and securities received as collateral.

Securities deposited with clearing organizations or segregated under federal regulations, securities owned, and securities received as collateral, which consists of equity securities, are carried at fair value and are classified as Level 1 under the fair value hierarchy.

Similarly, the Company's liabilities are substantially comprised of securities loaned, payables to customers, brokers, dealers, and clearing organizations, securities sold, not yet purchased and obligation to return securities received as collateral, which consists of equity securities, are carried at fair value and are classified as Level 1 under the fair value hierarchy.

All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value. All remaining liabilities are short-term in nature, excluding subordinated loans, and the carrying amounts are a reasonable estimate of fair value. During 2017, there were no transfers between levels of the fair value hierarchy for any assets or liabilities.

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

20

Due to the variable rate of interest charged on its subordinated loans the carrying value approximates the estimated fair value.

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2017

	Level 1	Level 2	Level 3	Total
Securities segregated under federal and other regulations				
U.S. Government securities	$ 649,473	$ -	$ -	$ 649,473
Other securities	50,000			50,000
Securities owned - at fair value				
U.S. Government securities	74,821	-	-	74,821
Other securities	2,748	-	-	2,748
Securities received as collateral	99,081	-	-	99,081
Other Assets				
Excess rights	485	-	-	485
	$ 876,608	$ -	$ -	$ 876,608

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2017

	Level 1	Level 2	Level 3	Total
Obligation to return securities received as collateral	$ 99,081	$ -	$ -	$ 99,081
	$ 99,081	$ -	$ -	$ 99,081

The carrying values of certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017(in thousands)

Assets Not Measured at Fair Value as of December 31, 2017

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$ 123,331	$ 123,331	$ -	$ -	$ 123,331
Cash segregated under federal and other regulations	41,505	41,505	-	-	41,505
Securities borrowed	6,915,648	-	6,915,648	-	6,915,648
Receivable from brokers, dealers and clearing organizations	5,172,617	-	5,172,617	-	5,172,617
Receivable from customers	610,812	-	610,812	-	610,812
Other Assets					
DTC/Exchange Membership	3,256	-	5,544	-	5,544
	$ 12,867,169	$ 164,836	$ 12,704,621	$ -	$ 12,869,457

Liabilities Not Measured at Fair Value as of December 31, 2017

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Short-term borrowings	$ 112,454	$ -	$ 112,454	$ -	$ 112,454
Payable to customers	5,647,106	-	5,647,106	-	5,647,106
Securities loaned	3,956,781	-	3,956,781	-	3,956,781
Payable to brokers, dealers and clearing organizations	1,331,013	-	1,331,013	-	1,331,013
Securities sold under agreements to repurchase	1,078,800	-	1,078,800	-	1,078,800
Liabilities subordinated to the claims of general creditors	1,016,000	-	1,016,000	-	1,016,000
	$ 13,142,154	$ -	$ 13,142,154	$ -	$ 13,142,154

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP Paribas)
Note to the Financial Statements
For the year ended December 31, 2017
(in thousands)

22

16.   **Subsequent Events**

Management performed an evaluation of subsequent events through March 21, 2018, which is the date the financial statements were available to be issued. On October 16, 2017, FINRA approved the future merger of the Company with BNP Paribas Securities Corp ("BNPPSC"), an affiliated entity registered as a broker-dealer and FCM and a wholly owned subsidiary of WHC. BNPPSC engages in market making transactions and brokerage activities for its customers, primarily institutions, other broker-dealers and affiliates. BNPPSC is also registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934. As a broker-dealer, BNPPSC is a member of the NYSE and as an FCM with the CFTC under the Commodity Exchange Act. As an FCM, BNPPSC is a member of the CME, the NFA, LCH Clearnet Limited, and ICE.Clear Credit LLC ("ICE CC"). BNPPSC is approved by ICE CC as a clearing member for credit default swaps and by the CME to clear over-the-counter swap derivatives transactions. The effect of this merger will be to combine the proprietary trading, clearance, execution and other activities of the currently separate broker-dealers with BNPPSC to be the surviving legal entity.

On February 4, 2018, the FCM activities of the Company were transferred to BNPPSC's FCM platform. On March 12, 2018, the Company was merged into BNPPSC.

The merger will be accounted for as entities under common control in a manner similar to pooling of interest.

* * * * * * *